FOR IMMEDIATE RELEASE

51job, Inc. Reports First Quarter 2008 Financial Results

SHANGHAI, China, May 13, 2008 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today unaudited financial results for the first quarter of 2008 ended March 31, 2008.

First Quarter 2008 Financial Highlights:
● ● ● ●	Total revenues increased 17.9% over Q1 2007 to RMB236.4 million (US$33.7 million), exceeding the
Company’s guidance range of RMB220 to RMB230 million
 Gross margin improved to 55.7% from 55.2% in Q1 2007
 Fully diluted earnings per common share were RMB0.39 (US$0.11 per ADS)
 Excluding share-based compensation expense and foreign currency translation loss, non-GAAP adjusted fully diluted earnings per common share were RMB0.68 (US$0.20 per ADS), exceeding the Company’s guidance range of RMB0.42 to RMB0.52

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “We achieved better than expected profitability in the first quarter despite greater spending on sales and marketing activities. We are also pleased that revenues exceeded our forecast especially in light of public concerns regarding global economic conditions and the uncertain impact of new PRC labor regulations on recruitment budgets in China.”

“We view 2008 as an important year of investment for 51job and are dedicating significant resources aimed at strengthening our brand, improving customer service, developing new products and increasing efficiency. We believe these efforts will enable us to extend our market leadership position and build a solid foundation for long-term growth,” said Mr. Yan.

First Quarter 2008 Unaudited Financial Results

Total revenues for the first quarter ended March 31, 2008 were RMB236.4 million (US$33.7 million), an increase of 17.9% from RMB200.5 million for the same quarter in 2007.

Print advertising revenues for the first quarter of 2008 increased 7.8% to RMB122.4 million (US$17.5 million) compared with RMB113.6 million for the same quarter in 2007. The increase was primarily the result of a greater volume of advertisements in 51job Weekly which was partially offset by lower average revenue per page. The estimated number of print advertising pages generated in the first quarter of 2008 grew 15.6% to 4,593 compared with 3,974 pages in the same quarter in 2007. Average revenue per page in the first quarter of 2008 decreased 6.7% over the same quarter in 2007 due to growing revenue contribution from lower priced cities.

Online recruitment services revenues for the first quarter of 2008 were RMB78.4 million (US$11.2 million), representing a 27.4% growth from RMB61.6 million for the same quarter of the prior year. The increase was mainly attributable to the growth in the number of employers using the Company’s online services. Unique employers using the Company’s online recruitment services increased 25.8% to 60,461 in the first quarter of 2008 compared with 48,070 in the same quarter of the prior year.

Executive search revenues for the first quarter of 2008 increased 42.7% to RMB5.5 million (US$0.8 million) from RMB3.9 million for the same quarter in 2007 due to greater candidate placements. For the first quarter of 2008, other human resource related revenues grew 40.0% to RMB30.1 million (US$4.3 million) from RMB21.5 million in the first quarter of 2007 due principally to greater customer demand for human resource outsourcing services.

Gross profit for the first quarter of 2008 was RMB124.8 million (US$17.8 million), representing an increase of 19.4% from RMB104.5 million for the same quarter of the prior year. Gross margin, which is equal to gross profit divided by net revenues, was 55.7% in the first quarter of 2008 compared with 55.2% in the same quarter in 2007.

Operating expenses for the first quarter of 2008 increased 37.5% to RMB86.2 million (US$12.3 million) from RMB62.7 million for the same quarter of 2007 due primarily to higher sales and marketing expenses. Operating expenses as a percentage of net revenues was 38.5% for the first quarter of 2008 compared with 33.1% for the first quarter of 2007. Excluding share-based compensation expense, operating expenses as a percentage of net revenues was 36.1% in the first quarter of 2008 compared with 29.8% in the first quarter of 2007.

Sales and marketing expenses for the first quarter of 2008 increased 64.0% to RMB55.4 million (US$7.9 million) from RMB33.8 million for the same quarter of the prior year resulting primarily from an increase in advertising and promotion expenses as well as staff additions and wage increases leading to higher employee expenses.

General and administrative expenses for the first quarter of 2008 was RMB30.8 million (US$4.4 million) compared with RMB28.9 million in the first quarter of 2007 due primarily to higher staff costs, office expenses and professional services fees, which were partially offset by lower share-based compensation expense.

Income from operations for the first quarter of 2008 decreased 7.8% to RMB38.6 million (US$5.5 million) from RMB41.8 million for the same quarter of the prior year. The Company’s effective tax rate was 35.9% in the first quarter of 2008 compared with 27.7% in the first quarter of the prior year due primarily to an increase in the loss from foreign currency translation as a result of the appreciation of the Renminbi against the U.S. dollar. Loss from foreign currency translation is not deductible from taxable income under PRC tax law.

Net income for the first quarter of 2008 decreased 30.8% to RMB22.2 million (US$3.2 million) from RMB32.2 million for the same quarter in 2007. Fully diluted earnings per common share for the first quarter of 2008 were RMB0.39 (US$0.06) compared with RMB0.57 for the same quarter in 2007. Fully diluted earnings per ADS for the first quarter of 2008 were RMB0.78 (US$0.11) compared with RMB1.14 in the first quarter of 2007.

In the first quarter of 2008, the Company recognized total share-based compensation expense of RMB6.3 million (US$0.9 million) compared with RMB7.4 million in the first quarter of 2007. The Company also recognized a foreign currency translation loss of RMB10.3 million (US$1.5 million) in the first quarter of 2008 compared with a translation loss of RMB2.8 million in the first quarter of 2007 resulting from the appreciation of the Renminbi against the U.S. dollar.

Excluding share-based compensation expense and foreign currency translation loss which had no impact on the Company’s cash earnings, non-GAAP adjusted net income for the first quarter of 2008 decreased 8.3% to RMB38.8 million (US$5.5 million) from RMB42.3 million for the first quarter of 2007. Non-GAAP adjusted fully diluted earnings per common share were RMB0.68 (US$0.10) in the first quarter of 2008 compared with RMB0.75 in the first quarter of 2007. Non-GAAP adjusted fully diluted earnings per ADS in the first quarter of 2008 were RMB1.37 (US$0.20) compared with RMB1.50 in the first quarter of 2007.

As of March 31, 2008, the Company’s cash balance was RMB1.023 billion (US$145.9 million) compared with RMB1.007 billion at December 31, 2007.

Business Outlook

The Company anticipates that the recent earthquake in Sichuan province may impact its operations in certain cities as well as customer demand in affected areas in the near term. For the second quarter of 2008, based on current market and operating conditions, the Company’s revenue target is in the estimated range of RMB225 million to RMB240 million (US$32.1 million to US$34.2 million). Excluding share-based compensation expense and any foreign currency translation losses or gains, the Company’s non-GAAP fully diluted earnings target for the second quarter of 2008 is in the estimated range of RMB0.53 to RMB0.68 per common share (US$0.15 to US$0.19 per ADS). This non-GAAP target excludes any financial impact that may arise relating to the Company’s ongoing investigation of a third party contractor described below. The Company expects aggregate share-based compensation expense in the second quarter of 2008 to be approximately RMB7 to RMB8 million (US$1.0 million to US$1.1 million).

Ongoing Investigation of Third Party Contractor

As announced in March 2008, the Company identified some irregularities and non-compliance to contract terms by a third party in connection with the Company’s human resource outsourcing operations in Beijing. The Company has been involved in an ongoing investigation of this matter with the assistance of local authorities, but the outcome remains unclear. Based on its preliminary assessment announced in March, the Company estimates that there could be a potential financial impact of up to RMB9 million (US$1.3 million) should the Company be unable to recover funds from the contractor and be liable for the loss. The Company expects to record this loss, if any, in the fiscal year 2007, which, if any is recorded, will be reflected in the Company’s financial statements to be filed with its annual report on Form 20-F for the fiscal year ended December 31, 2007 and in any subsequent amendments to the Company’s applicable periodical reports previously furnished with the U.S. Securities and Exchange Commission under Form 6-K.

Other Company News

The Company announced today that co-founder Norman Lui will be leaving at the end of May to pursue other interests. “I am greatly honored to have been a part of 51job’s growth and I am confident about its bright long-term prospects,” said Mr. Lui.

“We thank Norman for his enormous dedication and contributions over the past 10 years,” said Mr. Yan. “We wish him all the best in his future endeavors.”

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB7.0120 to US$1.00, the noon buying rate in the City of New York for cable transfers of Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of March 31, 2008.

Conference Call Information

Management of 51job will host a conference call at 9:00 p.m. Eastern Time on May 13, 2008 (9:00 a.m. Shanghai / Hong Kong time zone on May 14, 2008) to discuss first quarter 2008 results. The call will be available live and on replay through 51job’s investor relations website, ir.51job.com. Please go to the website at least fifteen minutes early to register and download and install any necessary audio software. Participants may also dial into the teleconference at +1-888-277-7060 (+1-913-312-0378 for international callers) and provide the passcode 7734018. An audio replay of the conference call will be available three hours after completion through May 20, 2008, by dialing +1-888-203-1112 (+1-719-457-0820 for international callers) and entering the passcode 7734018.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of adjusted net income, adjusted earnings per common share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense and foreign currency translation gain or loss. The Company believes excluding stock-based compensation expense from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding foreign currency translation gain or loss from its non-GAAP financial measures is useful for its management and investors as such translation gain or loss is unrelated to the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP measures excluding share-based compensation expense and foreign currency translation gain or loss are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, business process outsourcing and salary surveys. 51job’s nationwide office network in China spans 26 cities operating 23 local editions of 51job Weekly.

Safe Harbor Statement

Statements in this release regarding targets for the second quarter of 2008, future business and operating results constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the second quarter of 2008; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the second quarter of 2008 or as a result of new information, future events or otherwise.

- Financial tables to follow -
51job, Inc.
Consolidated Statements of Operations

	For the Three Months Ended
	March 31, 2007	March 31, 2008	March 31, 2008
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Print advertising	113,557	122,426	17,459
Online recruitment services	61,585	78,430	11,185
Executive search	3,852	5,497	784
Other human resource related revenues	21,491	30,085	4,291
Total revenues	200,485	236,438	33,719
Less: Business and related tax	(11,103)	(12,340)	(1,760)
Net revenues	189,382	224,098	31,959
Cost of services (Note 2)	(84,850)	(99,296)	(14,161)
Gross profit	104,532	124,802	17,798
Operating expenses:
Sales and marketing (Note 3)	(33,776)	(55,391)	(7,899)
General and administrative (Note 4)	(28,915)	(30,839)	(4,398)
Total operating expenses	(62,691)	(86,230)	(12,297)
Income from operations	41,841	38,572	5,501
Loss from foreign currency translation	(2,767)	(10,272)	(1,465)
Interest and investment income	5,450	6,245	891
Other income (expense)	(22)	171	24
Income before provision for income tax	44,502	34,716	4,951
Income tax expense	(12,347)	(12,467)	(1,778)
Net income	32,155	22,249	3,173
Earnings per share:
Basic	0.57	0.39	0.06
Diluted	0.57	0.39	0.06
Earnings per ADS (Note 5):
Basic	1.15	0.79	0.11
Diluted	1.14	0.78	0.11
Weighted average number of common shares outstanding:
Basic	56,143,427	56,522,125	56,522,125
Diluted	56,550,790	56,701,560	56,701,560

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB7.0120 on March 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2.	Includes share-based compensation expense of RMB1,184 and RMB1,009 (US$144) for the three months ended March 31, 2007 and 2008, respectively.

3.	Includes share-based compensation expense of RMB1,017 and RMB868 (US$124) for the three months ended March 31, 2007 and 2008, respectively.

4.	Includes share-based compensation expense of RMB5,187 and RMB4,422 (US$631) for the three months ended March 31, 2007 and 2008, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	March 31, 2007	March 31, 2008	March 31, 2008
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	44,502	34,716	4,951
Add back: Share-based compensation expense	7,388	6,299	899
Add back: Loss from foreign currency translation	2,767	10,272	1,465
Non-GAAP income before provision for income tax	54,657	51,287	7,315
Non-GAAP income tax expense	(12,349)	(12,472)	(1,779)
Non-GAAP adjusted net income	42,308	38,815	5,536
Non-GAAP adjusted earnings per share:
Basic	0.75	0.69	0.10
Diluted	0.75	0.68	0.10
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	1.51	1.37	0.20
Diluted	1.50	1.37	0.20
Weighted average number of common shares outstanding:
Basic	56,143,427	56,522,125	56,522,125
Diluted	56,550,790	56,701,560	56,701,560

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB7.0120 on March 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2.	Each ADS represents two common shares.

51job, Inc.
Consolidated Balance Sheets

	December 31,	March 31,	March 31,
	2007	2008	2008
(In thousands, except number of shares)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
ASSETS
Current assets:
Cash	1,007,520	1,023,217	145,924
Accounts receivable (net of allowance of RMB3,879 and RMB3,940 as of December 31, 2007 and March 31, 2008, respectively)	29,706	36,365	5,186
Prepayments and other current assets	33,132	53,199	7,587
Deferred tax assets, current	2,516	3,854	549
Total current assets	1,072,874	1,116,635	159,246
Long-term investments	8,788	8,788	1,253
Property and equipment	205,984	205,831	29,354
Intangible assets	6,869	6,299	898
Other long-term assets	5,031	5,129	732
Deferred tax assets, non-current	1,206	524	75
Total assets	1,300,752	1,343,206	191,558
LIABILITIES
Current liabilities:
Accounts payable	9,804	21,201	3,024
Salary and employee related accrual	29,064	17,861	2,547
Taxes payable	33,355	34,148	4,870
Advance from customers	75,535	91,809	13,093
Other payables and accruals	18,559	17,481	2,493
Total current liabilities	166,317	182,500	26,027
Deferred tax liabilities, non-current	516	599	85
Total liabilities	166,833	183,099	26,112
Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 56,519,471 and 56,531,395 shares issued and outstanding as of December 31, 2007 and March 31, 2008, respectively)	47	47	7
Additional paid-in capital	894,019	900,385	128,406
Statutory reserves	5,991	5,991	854
Other comprehensive gain	680	914	131
Retained earnings	233,182	252,770	36,048
Total shareholders’ equity	1,133,919	1,160,107	165,446
Total liabilities and shareholders’ equity	1,300,752	1,343,206	191,558

__________
Note 1:	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB7.0120 on March 31, 2008 in The City of New
York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.